5/20.

02042245

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eisai Co, Ltd

*CURRENT ADDRESS

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4015 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/1/02

EISAI CO., LTD.
AND
CONSOLIDATED SUBSIDIARIES
ANNUAL FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
MAY 14, 2002

On May 14, 2002, Eisai Co., Ltd., announced annual consolidated financial results for the fiscal year ended March 31, 2002.

- Date of the Board of Directors' Meeting for presentation of annual consolidated financial results: May 14, 2002

- These financial presentations do not conform to U.S. financial presentation standards.

- Eisai is listed on the First Section of both the Tokyo Stock Exchange and the Osaka Securities Exchange.

- Securities Code Number: 4523

- Internet Homepage: www.eisai.co.jp

- Inquiries should be directed to:

Nobuo Deguchi
Corporate Officer (Vice President)
In Charge of Public Relations & Legal Affairs

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: 03-3817-5190

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1. CONSOLIDATED ANNUAL FINANCIAL RESULTS (APRIL 1, 2001 – MARCH 31, 2002)

(1) RESULTS OF ANNUAL OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2001- March 31, 2002	¥431,673 mil.	19.3%	¥72,685 mil.	23.3%	¥76,118 mil.	20.4%
April 1, 2000- March 31, 2001	¥361,712 mil.	19.6%	¥58,967 mil.	58.8%	¥63,241 mil.	71.6%

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS	Return on Equity	Ordinary Income/ Total Assets	Ordinary Income/ Sales
April 1, 2001- March 31, 2002	¥36,512 mil.	56.6%	¥123.50	¥122.25	10.3%	13.8%	17.6%
April 1, 2000- March 31, 2001	¥23,322 mil.	106.9%	¥78.68	¥77.91	6.9%	12.2%	17.5%

Notes: 1. Equity in earnings in associated companies accounted for using the equity method was ¥81 mil. for the year ended March 31, 2002. The equity in losses for year ended March 31, 2001 was ¥62 mil.

2. Average Common Stock issued and outstanding:
   - Fiscal year ended March 31, 2002: 295,652,317
   - Fiscal year ended March 31, 2001: 296,433,302
3. There have been no changes in accounting methods used by the Company during the fiscal year period.
4. Percentage increase compares periods ended March 31, 2001 and 2000.

(2) FINANCIAL POSITION

Year End	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
March 31, 2002	¥557,609 mil.	¥362,061 mil.	64.9%	¥1,241.12
March 31, 2001	¥549,444 mil.	¥345,895 mil.	63.0%	¥1,166.80

Note: Common Stock (consolidated) issued and outstanding:
- Fiscal year ended March 31, 2002: 291,721,876
- Fiscal year ended March 31, 2001: 296,448,217

(3) CASH FLOW CONDITION

Year End	Operating Cash Flow	Investing Cash Flow	Financial Cash Flow	Cash & Cash Equivalents
March 31, 2002	¥56,864 mil.	(¥7,166 mil.)	(¥39,081 mil.)	¥121,763 mil.
March 31, 2001	¥84,996 mil.	(¥19,552 mil.)	(¥17,712 mil.)	¥106,338 mil.

(4) NUMBER OF CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

- Consolidated subsidiaries: 36
- Associated companies: 3

All figures less than 1,000,000 yen have been omitted.

(5) CHANGES IN NUMBER OF CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

• Number of newly consolidated subsidiaries:	3
• Number of companies omitted from consolidation:	1
• Number of companies to which equity method is newly applied:	0
• Number of companies omitted from application of equity method:	2

2. FORECASTED CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2003

Period	Net Sales	Ordinary Income	Net Income
April 1, 2002- September 30, 2002	¥220,000 mil.	¥41,000 mil.	¥22,000 mil.
April 1, 2002- March 31, 2003	¥460,000 mil.	¥80,000 mil.	¥43,000 mil.

Notes: Forecasted Annual Earnings per Share (EPS): ¥147.40
Assumptions associated with the above forecasts are included on page 9 of the Consolidated Financial Report Release.

All figures less than 1,000,000 yen have been omitted.

I. Business Flows Within the Group

The Company consists of 36 consolidated subsidiaries and 3 associated companies.
The diagram below shows the principal operations and flows within the Group.



<Pharmaceuticals Segment> [Japan]
Japan
Sannova Co., Ltd. (Pharma Prod./Sales)
Products
Elmed Eisai Co., Ltd. (Pharma Sales)
KAN Research Institute, Inc. (Research)
Sanko Junyaku Co., Ltd. (Diagnostics Prod./Sales)
Clinical Supply Co., Ltd. (Pharma Equipment Prod./Sales)
2 other companies (1 ◎, 1 ★)
(Total 7 companies)
Products
Research
Products
<Other Segment Areas>
Japan
Eisai Seikaken Co., Ltd. (Agriculture Materials Prod./Sales)
Herusu Co., Ltd. (Pharma Prod. Machinery, Sales)
Eisai Distribution Co., Ltd. (Distribution)
Sunplanet Co., Ltd. (Holding Company)
Takehaya Co., Ltd. (Other)
Kawashima Co., Ltd. (Other)
3 other companies
(Total 9 companies)
Products
Distribution Service
Other Services
Shows Sales Flow
EISAI CO., LTD.
<Pharmaceuticals Segment> [Overseas]
North America
Bulk
Research
Research
Eisai Inc. (Pharma Production/Sales Clinical Development)
Eisai Research Institute of Boston, Inc. (Research)
Eisai Corporation of North America (Holding Company)
(Total 3 companies)
Europe
Research
Bulk
Research
Eisai Ltd. (Pharma Sales/Clinical Development)
Eisai B.V.(Pharma Production/Sales) Products
Eisai GmbH (Pharma Sales)
Eisai S.A. (Pharma Sales)
Eisai Farmaceutica S.A. (Pharma Sales Support)
Eisai London Research Laboratories Ltd. (Research)
★ 1 other company (Total 7 companies)
Asia and Others
Products Bulk
Products
P.T. Eisai Indonesia (Pharma Prod./Sales)
Eisai Taiwan, Inc. (Pharma Prod./Sales)
Eisai (Suzhou) (Pharma Prod./Sales)
Eisai Malaysia Sdn. Bhd. (Pharma Sales)
6 other companies (5 ◎, 1 ★)
(Total 10 companies)
<Other Segment Areas> [Overseas]
North America
Products & Raw Materials
Eisai U.S.A., Inc. (Bulk Chemical Production, Sales, Pharma.Production Machinery Sales)
(Total 1 company)
Europe
Products
Eisai Machinery GmbH (Pharma Prod. Machinery Manufacture/ Sales)
Eisai Pharma-Chem Europe Ltd. (Chemical & Products Sales Support & Food Additive Product Sales)
(Total 2 companies)

Symbol Explanation:
◎ : Consolidated Subsidiary (36 companies)
★ : Equity Method Associated Company (3 companies)

Affiliated Companies

(Consolidated Subsidiaries)

Company Name	Location	Common Stock		Equity(%) Ownership	Description of Operations	Relationship/Operations	Com.
Sanko Junyaku Co., Ltd.	Tokyo	¥5,262	million	50.89%	Diagnostic product prod./sales	(E) Diagnostic product production/sales	*1
Sannova Co., Ltd.	Gunma Pref.	¥926	million	79.28%	Pharmaceutical prod./sales	(E) Pharmaceutical production/purchase	*1
Elmed Eisai Co., Ltd.	Tokyo	¥450	million	100.00%	Pharmaceutical sales	-	
KAN Research Institute, Inc.	Kyoto	¥70	million	100.00%	Basic research	(E) Contract basic research	
Eisai Distribution Co., Ltd.	Kanagawa Pref.	¥60	million	100.00%	Pharmaceutical distribution	(E) Pharmaceutical product distributon	
Clinical Supply Co., Ltd.	Gifu Pref.	¥80	million	84.80%	Medical instruments production/sales	-	
Sunplanet Co., Ltd.	Tokyo	¥455	million	84.56%	Holding Company	-	*2 *3
Herusu Co., Ltd.	Tokyo	¥64	million	75.00%	Pharmaceutical machinery, etc. sales	(E) Pharmaceutical machinery, etc. sales	
Eisai Seikaken Co., Ltd.	Tokyo	¥50	million	70.00%	Agro-chemical prod./sales	-	
Dymec Co., Ltd.	Chiba Pref.	¥30	million	84.80% (84.80%)	Medical instruments production/sales	-	
Eland Co., Ltd.	Tokyo	¥400	million	84.56% (84.56%)	Real estate management	Management of (E) real estate	*3
Takehaya Co., Ltd.	Tokyo	¥67	million	84.56% (84.56%)	Printing/admin. services, insurance agency services	(E) Purchase of printing/admin. serv., insurance agency services	*3
Kawashima Co., Ltd.	Gifu Pref.	¥50	million	84.56% (84.56%)	Catering /administrative services	(E) Purchase of catering /administrative services	*3
Seiansha Co., Ltd.	Tokyo	¥30	million	84.56% (84.56%)	Promotion/production/sales	(E) Purchase of promotion/sales product materials	*3
Gakuen Shoji Co., Ltd.	Ibaraki Pref.	¥20	million	84.56% (84.56%)	Catering /administrative services	(E) Purchase of catering /administrative services	*3
		Unit=thousand					
Eisai Corporation of North America	New Jersey, USA	179,100	US$	100.00%	U.S. subsidiaries holding company	-	*1
Eisai Inc.	New Jersey, USA	83,600	US$	100.00% (100.00%)	Pharmaceutical production/ sales/clinical research	(E) Pharmaceutical production/ sales/clinical research	*1
Eisai Research Institute of Boston, Inc.	Massachusetts, USA	65,300	US$	100.00% (100.00%)	Basic research/clincial trial process research	(E) Basic research/ clincial trial process research	*1
Eisai U.S.A., Inc.	Texas, USA	29,500	US$	100.00% (100.00%)	Bulk chem. prod./sales and machinery sales	(E) Bulk chem. prod./sales and machinery sales	
Eisai Ltd.	London, U.K.	15,548	UK£	100.00%	Pharmaceutical sales/clinical research	(E) Pharmaceutical sales/clinical research	
Eisai London Research Laboratories Ltd.	London, U.K.	12,000	UK£	100.00%	Basic research	(E) Basic research	
Eisai Pharma-Chem Europe Ltd.	London, U.K.	100	UK£	100.00%	Bulk chemical sales support	(E) Bulk chemical sales support	
Eisai GmbH	Frankfurt, FRG	7,669	EUR	100.00%	Pharmaceutical sales	(E) Pharmaceutical sales	
Eisai Machinery GmbH	Cologne, FRG	1,278	EUR	100.00% (100.00%)	Pharmaceutical machinery prod./sales	(E) Pharmaceutical machinery sales	
Eisai S.A.	Paris, France	19,500	EUR	100.00%	Pharmaceutical sales	-	
Eisai B.V.	Amsterdam, Neth.	540	EUR	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical bulk sales	
Eisai Farmaceutica S.A.	Madrid, Spain	4,000	EUR	100.00%	Pharmaceutical sales support	-	*2
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	79.60%	Pharmaceutical prod./sales	(E) Pharmaceutical production/sales	
Eisai Asia Regional Services Pte. Ltd.	Singapore	26,400	S$	100.00%	Pharmaceutical management/sales support	(E) Pharmaceutical management/sales support	
Eisai (Malaysia) Sdn. Bhd.	Petal. Jaya, Malay.	470	M$	98.09% (5.74%)	Pharmaceutical sales	(E) Pharmaceutical sales	
Eisai (Thailand) Marketing Co., Ltd.	Bangkok, Thailand	11,000	Baht	49.90% (49.90%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	*4
Eisai Taiwan, Inc.	Taipei, Taiwan	250,000	NT$	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical sales	
Weizai Co., Ltd.	Taipei, Taiwan	20,000	NT$	100.00%	Pharmaceutical sales	-	
Eisai (Suzhou) Pharmaceutical Co., Ltd.	Suzhou, China	139,274	RMB	100.00% (100.00%)	Pharmaceutical production/ sales	(E) Pharmaceutical sales	
Eisai Hong Kong Co., Ltd.	Hong Kong	500	HK$	100.00% (10.00%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharmaceutical sales	-	

(Equity in Earnings in Associated Companies)

Company Name	Location	Common Stock (Unit: millions)		Equity(%) Ownership	Description of Operations	Relationship/Operations	Com.
Bracco-Eisai Co., Ltd.	Tokyo	340	Yen	49.00%	Contrast media import production/sales	(E) Contrast media purchase	
Eisai-Novartis Verwaltungs GmbH	Nuremberg, FRG	0.025	EUR	50.00% (50.00%)	Prescription pharmaceuticals	-	※5
Hi-Eisai Pharmaceutical Inc.	Manila, Philippines	31.25	Peso	49.90% (1.45%)	Pharmaceutical sales	(E) Pharmaceutical sales	

Notes: 1. ※1 indicates specially designated subsidiary according to the stock exchange law. (E) indicates Eisai Co., Ltd.

2. ※2 indicates a newly established consolidated subsidiary.
3. ※3 notes that Eland Co., Ltd., Takehaya Co., Ltd., Kawashima Co., Ltd., Seiansha Co., Ltd., and Gakuen Shoji Co., Ltd. came under the auspices of the holding company, Sunplanet Co., Ltd., a consolidated subsidiary, in April 2001 which affects the equity ownership of the Company. The Company has a greater than 50% equity in earnings ownership in Gakuen Shoji Co., Ltd.; therefore, it is treated as a consolidated subsidiary from this period. From April these six companies were merged and the remaining company is Sunplanet Co., Ltd.
4. ※4 indicates that the Company has a 50 percent or less equity ownership in Eisai (Thailand) Marketing Co., Ltd., but is considered as a consolidated subsidiary under the application of the "controlling entity" standard.
5. ※5 Indicates that Eisai-Novartis GmbH & Co. KG and Eisai Europe Ltd. were liquidated in April and May 2001 respectively. Eisai-Novartis Verwaltungs GmbH is in the process of liquidation.
6. *Equity (%) ownership* : Figures in parenthesis represent percentage indirectly owned by Eisai.
7. Description of Operations corresponds to the segment classificaton.
8. The stock of Sanko Junyaku Co., Ltd. is traded in the Over-the-Counter market.
9. In August 2001, Eisai U.S.A., Inc. discontinued synthetic vitamin E production and bulk chemical sales operations.
10. In May 2002 Sanko Junyaku Co., Ltd. established a diagnostic subsidiary, the Palma Bee'Z Research Institute Co., Ltd.
11. In the consolidated financial results for the period under review, sales of subsidiaries representing greater than ten (10) percent of consolidated sales include one subsidiary, Eisai Inc. and the principal financial results are noted below.

Sales	¥159,883 mil.
Ordinary income	¥7,181 mil.
Net income	¥4,094 mil.
Shareholders' equity	¥18,291 mil.
Total assets	¥102,207 mil.

SUMMARY OF CONSOLIDATED FINANCIAL RESULTS FOR THE ANNUAL PERIOD ENDED MARCH 31, 2002

II. MANAGERIAL POLICY

1. Managerial Policy

Eisai's group (also referred to as Company) managerial policy is to be a global human health care (*hhc*) company capable of operating under diverse health care systems by providing products after careful consideration of the health care needs of patients and their families.

2. Mid & Long-term Managerial Strategy and Topics/Issues facing the Company

In the face of a challenging economic situation and severe competitive conditions Eisai, as a pharmaceutical manufacturer, desires to overcome this by raising customer satisfaction, increasing corporate value and implementing a new five year strategic plan (FY 2002-FY2006).

1. Research and Development

In the strategic therapeutic areas of neurology, gastroenterology and oncology, Eisai will pursue outstanding results. In order to achieve this objective, we will focus on utilizing advanced technologies such as genomic sciences in our research facilities both in Japan and other countries augmented by the aggressive pursuit of joint research, alliances, and licensing activities.

2. Pharmaceutical Operations

Respecting patients and striving to make contributions to improve their quality of life are the foremost managerial activities of the Company. By providing high quality medical information, we hope to improve the lives of patients and consumers through the rapid delivery of effective treatments for disease, and products that contribute to the maintenance of health.

3. Quality and Environmental Preservation

Eisai provides pharmaceutical products with the highest standards of advanced quality control management at all production stages through patient/customer usage. In addition, we are making efforts to contribute to environmental preservation.

3. Dividend Policy

The Company maintains a fundamental policy of rewarding shareholders with stable dividends, derived mainly from consolidated operations, while simultaneously retaining sufficient funds for new product development and strengthening corporate competitiveness.

4. Corporate Governance

The Company has made efforts to improve corporate governance in order to strengthen the oversight role of the Board of Directors by increasing Non-Executive Directors and clarifying the functions and responsibilities between the

Board of Directors and those of the Corporate Officers. The Company will continue to concentrate on enhancing transparency and accelerating decision-making as well as focusing on other corporate governance issues.

5. Compliance

The Company continues to concentrate efforts on complying with legal and ethical standards as a fundamental component of business activities. The Compliance Committee, the Corporate Ethics and Compliance Department will continue to strengthen compliance training activities among all employees. The Company will continue to promote the observance of the highest legal and ethical standards in the conduct of business.

III. MANAGERIAL RESULTS

1. Operational Results

The Company posted consolidated net sales of ¥431,673 million, a 19.3% increase from the previous year's period; operating income of ¥72,685 million (23.3% increase); ordinary income of ¥76,118 million (20.4% increase); and net income of ¥36,512 million (56.6% increase).

During the period under review, high growth continued in the U.S., European, and Asian pharmaceutical markets. On a product basis, the Alzheimer's disease treatment, *ARICEPT,* recorded sales of ¥95,759 million (34.6% increase) and the gastrointestinal disorder treatment, *ACIPHEX/PARIET,* recorded sales of ¥98,765 million (80.4% increase).

With respect to income increases, these were due to sales increases, an improvement of the product sales mix, and a reduction in product costs.

In addition, during the period under review, securities' impairment losses, the discontinuance of a synthetic bulk vitamin E production facility operation in the U.S., and losses on settlements related to synthetic vitamin E litigation, etc., led to an extraordinary loss of ¥13,809 million.

Financial Condition

At the end of the period under review, total assets increased by ¥8,165 million to a total of ¥557,609 million. The principal increase was accounts receivable, a ¥13,377 million increase; and the primary decrease was recorded in investment securities, ¥11,769 million.
With respect to liabilities, a reduction of ¥8,043 million to ¥186,363 million was recorded. Principal increases/decreases were associated with accounts payable, a ¥9,169 million reduction; Reserve for sales rebates, a ¥8,956 million increase; and corporate bonds, a ¥10,000 million decrease; accrued income taxes, a ¥17,390 million decrease; and loans payable, a ¥6,862 million decrease.Total shareholders' equity increased by ¥16,166 million to ¥362,061 million with a capital asset ratio of 64.9%.

Cash Flows

Income before income taxes increased significantly in comparison to the same period last year. Cash from operating activities was ¥102,696 million which was a ¥420 million increase over the same period the previous year. Cash paid for income taxes in the period was ¥41,355 million which was a ¥23,209 million increase over the same period the previous year. Net cash provided by operating activities for the period was ¥56,864 million.

Purchases of fixed assets were ¥16,260 million (a ¥5,826 million increase from the same period last year). Due to a change in investing in financial instruments with maturities of 3 months or more to maturities less than 3 months (cash and cash equivalents), cash used in investing activities amounted to ¥7,166 million.

With respect to financing activities, dividends paid, as well as repayment of loans from Japan subsidiaries, redemption of corporate bonds, and the purchase of the Company's stock resulted in a total outflow of ¥39,081 million.

The above resulted in an increase in the cash and cash equivalents balance to ¥121,763 million, which was an increase of ¥15,424 million over the previous fiscal year end period.

Sales by Industry Segment

The breakdown of sales by business segment is noted as follows:

Pharmaceuticals

Within the prescription pharmaceutical area, European and U.S. sales of *ARICEPT* and *ACIPHEX/PARIET* continued to make significant contributions. In Japan, *ARICEPT* and the peripheral neuropathy treatment *METHYCOBAL,* experienced continued sales growth. In the over-the-counter area, contributions were also recorded in the vitamin B_2 product line from additions to the *CHOCOLA BB* family of products, and the introduction of the nasal strip, *BreatheRight®.* As a result pharmaceutical sales were ¥405,433 million (21.3% increase). And operating income increased 17.3% to ¥80,618 million.

Others

The impact of poor market conditions on food additives and fine chemicals, veterinary and livestock feed products, and pharmaceutical production machinery led to sales of ¥26,240 million (4.4% decrease). This segment recorded an operating loss of ¥377 million (¥2,371 million improvement from the same period last year).

Sales by Geographical Segment

Japan

Sales amounted to ¥246,569 million (2.3% increase) with operating income of ¥72,890 million which was a 10.5% increase over the same period last year. Sales of *ARICEPT* were ¥13,675 million (60.3% increase) and sales of *METHYCOBAL* were ¥29,026 million (4.0% increase).

North America

Sales in North America were ¥157,017 million (54.3% increase). Operating income for the area was ¥6,606 million (¥4,048 million increase from the same period last year) which was a significant contribution to consolidated results in the period. Sales of *ARICEPT* were ¥66,686 million (26.7% increase). Sales of *ACIPHEX* also increased significantly to ¥86,976 million (97.5% increase).

Europe

Sales in Europe were ¥21,054 million (47.3% increase) and operating income was ¥1,606 million (157.9% increase from

Asia & Others

Sales in Asian countries were ¥7,032 million (52.1% increase). Operating income was ¥818 million (84.9% increase). Sales in each country of *ARICEPT* and *PARIET* made significant contributions.

Overseas Sales

Overseas sales totalled ¥185,104 million which represents an increase of 53.4% over the previous fiscal year. The overseas ratio of sales expanded significantly from 33.4% to 42.9%.

Progress in R&D

The Company is pursuing efforts to improve its research and development network in Japan, Europe and the United States in order to deal with the rapid development of future global products.

A new sulfonamide derivative anti-cancer compound E7070, is in phase II clinical trials in Europe and the U.S. Presently, combination therapy treatment is under consideration. In addition, preparations are underway to begin clinical development in Japan.

Phase II clinical trials in the U.S. have begun for E5564, an endotoxin antagonist for the treatment of sepsis.

In the U.S. preparations are in progress for the application of the additional indication for *ARICEPT* for the treatment of vascular dementia. In addition, Phase III clinical research is in progress for the treatment of severe Alzheimer's disease.

With respect to *ACIPHEX/PARIET*, in January 2002 an application for the *H. pylori* eradication indication was filed with the U.S. FDA. In addition, in February 2002, approval from the U.S. FDA was received for the symptomatic GERD (gastroesophageal reflux disease) additional indication. In Japan, an application of a new indication for GERD maintenance was filed in January with the Japanese Ministry of Health, Labor and Welfare.

Production

The Company is taking action to strengthen its quality assurance system, and production operations to ensure the stable supply of products.

In Japan, in order to promote appropriate product usage and environmental preservation, changes in PTP (press through packaging) sheets and other efforts to reduce packaging materials are in process.

Environmental Issues

The Company has established a corporate-wide environmental effort to promote the usage of "Green Energy," reduction of input materials, energy conservation, waste reduction, and recycling. In December 2001 in an effort to promote environmental preservation and social responsibility, the Company enunciated its current environmental and social status as well as policies in a published report, *Environmental and Social Report 2001*

Investment and Financing

The Company's capital expenditures in the period under review amounted to ¥18,962 million which was an increase of ¥7,447 million from the previous period. Principal investments went to expansions in Japan as well as U.S. pharmaceutical production facilities and research and development facilities.

Dividend Policy
The Company has increased the year end dividend by ¥3.00 in comparison to the same period last year for a total year end dividend of ¥16.00 per share, resulting in total annual dividend (interim dividend of ¥13.00 per share) increase of ¥6.00 per share. The total annual dividend is expected to be ¥29.00 per share. The dividend payout ratio is expected to be 23.3% with a Dividend on Equity (DOE) of 2.4%.
On February 25, 2002, the Company executed a share acquisition of 4,591,000 shares (¥13,910 million).

Change in Number of Shares Constituting One Unit
The number of shares constituting one unit was changed on April 1, 2002, from 1,000 to 100 shares in order to facilitate the circulation of shares and expand the classes of investors.

2. OUTLOOK FOR FISCAL YEAR 2002

The Company projects consolidated net sales of ¥460,000 million, a 6.6% increase from the prior year; operating income of ¥78,000 million, a 7.3% increase; ordinary income of ¥80,000 million, a 5.1% increase; and net income of ¥43,000 million, a 17.8% increase, for the fiscal period ending March 31, 2003. Principal foreign currency exchange rates utilized in the projection above are: 1 U.S. $=¥125, 1 Euro=¥110, and 1 U.K. Pound Sterling=¥180.

With respect to sales, although an official Nation Health Insurance Price reform has been implemented in Japan contributing to a challenging operational environment, global sales of *ARICEPT* and *ACIPHEX/PARIET* are expected to increase in comparison to the previous year.

Regarding income, although the Company will utilize significant resources for research and development and property, plant and equipment to ensure future income, sales are expected to increase and costs of goods rationalization will also continue resulting in increases of income.

With respect to dividends, the annual dividends paid last year of ¥29.00 are expected to be increased by ¥3.00, yielding an expected total annual dividend of ¥32.00 per share (interim dividend, ¥16.00, year-end dividend ¥16.00).

Note: The Company's performance and financial results could differ materially from those reflected in these forward-looking statements due to general, financial, economic, regulatory and political conditions affecting the pharmaceutical industry.

IV. CONSOLIDATED STATEMENTS OF INCOME
For the periods ended March 31, 2002, and March 31, 2001

(Millions of Yen)

	April 1, 2001 - Mar. 31, 2002	April 1, 2000 - Mar. 31, 2001	Increase (Decrease)
Net sales	**¥431,673**	¥361,712	¥69,961
Cost of sales	**101,569**	98,601	2,968
Reversal of reserve for sales returns	**76**	132	(55)
Gross profit	**330,181**	263,243	66,937
Research and development expenses	**55,035**	49,613	5,422
Selling, general and administrative expenses	**202,459**	154,661	47,797
Operating income	**72,685**	58,967	13,718
Non-operating income	**5,039**	6,181	(1,142)
Interest and dividend income	**2,784**	3,187	(403)
Equity in earnings of associated companies	**81**	-	81
Other non-operating income	**2,173**	2,993	(820)
Non-operating expenses	**1,606**	1,907	(301)
Interest expense	**296**	687	(390)
Equity in losses in associated companies	**-**	62	(62)
Other non-operating expenses	**1,309**	1,157	151
Ordinary income	**76,118**	63,241	12,877
Extraordinary income	**444**	2,406	(1,961)
Gain on sales of property, plant & equipment	**93**	767	(673)
Gains on securities contributed to the retirement benefit trust	**-**	1,382	(1,382)
Reversal of allowance for doubtful accounts receivable	**311**	7	304
Other extraordinary income	**40**	249	(208)
Extraordinary loss	**13,809**	22,809	(9,000)
Loss on disposal of fixed assets	**861**	984	(123)
Loss on impairment of fixed assets	**-**	3,364	(3,364)
Loss on impairment of securities	**5,413**	231	5,181
Loss associated with U.S. vitamin E factory closure	**2,481**	-	2,481
Losses on vitamin E litigation settlements	**4,647**	2,687	1,959
Amortization of transitional obligation for employees' retirement benefits	**-**	15,128	(15,128)
Other extraordinary loss	**405**	413	(7)
Income before income taxes and minority interests	**62,754**	42,837	19,916
Income taxes-current	**23,870**	33,131	(9,260)
Income taxes-deferred	**2,228**	(13,498)	15,726
Minority interests	**143**	(117)	261
Net income	**¥36,512**	¥23,322	¥13,189

EISAI CO., LTD.

V-1. CONSOLIDATED BALANCE SHEET

March 31, 2002, and March 31, 2001

(Millions of Yen)

ASSETS	March 31, 2002	March 31, 2001	Increase (Decrease)
Current assets:			
Cash and time deposits	**¥100,315**	¥98,203	¥2,111
Accounts receivable-trade	**129,796**	116,419	13,377
Short-term investments	**31,177**	28,331	2,845
Inventories	**33,623**	33,722	(98)
Deferred tax assets	**16,421**	15,873	547
Other current assets	**9,331**	14,175	(4,843)
Allowance for doubtful accounts receivable	**(233)**	(533)	300
Total current assets	**320,431**	306,192	14,239
Fixed assets:			
Property, plant and equipment	**112,112**	106,725	5,387
Buildings and structures	**58,956**	57,718	1,237
Machinery and vehicles	**21,767**	20,644	1,123
Land	**18,772**	18,929	(156)
Construction in progress	**4,113**	1,631	2,481
Others	**8,502**	7,801	701
Intangible assets	**14,494**	8,946	5,547
Investments and other assets	**110,570**	127,579	(17,009)
Investments in securities	**65,473**	77,243	(11,769)
Long-term loans receivable	**105**	145	(39)
Deferred tax assets	**16,850**	18,528	(1,678)
Other investments	**28,788**	32,143	(3,355)
Allowance for doubtful accounts receivable	**(647)**	(481)	(166)
Total fixed assets	**237,177**	243,251	(6,074)
Total	**¥557,609**	¥549,444	¥8,165

EISAI CO., LTD.
V-2. CONSOLIDATED BALANCE SHEET
March 31, 2002, and March 31, 2001

(Millions of Yen)

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	March 31, 2002	March 31, 2001	Increase (Decrease)
Current liabilities:			
Accounts payable-trade	**16,584**	13,923	2,660
Short-term borrowings	**1,054**	7,500	(6,445)
Current portion of straight bonds	-	10,000	(10,000)
Current portion of convertible bond	**5,483**	-	5,483
Current portion of long-term debt	-	155	(155)
Accounts payable-other	**58,816**	49,646	9,169
Accrued expenses	**25,499**	23,444	2,054
Accrued income taxes	**5,607**	22,997	(17,390)
Deferred tax liabilities	**22**	-	22
Reserve for sales rebates	**28,089**	19,132	8,956
Other reserves	**648**	806	(157)
Other current liabilities	**4,444**	6,147	(1,703)
Total current liabilities	**146,249**	153,754	(7,505)
Long-term liabilities:			
Straight bonds	**100**	100	-
Convertible bonds	-	5,485	(5,485)
Long-term debt	-	262	(262)
Deferred tax liabilities	**865**	838	27
Liability for retirement benefits	**36,669**	31,403	5,266
Retirement allowances for Directors	**1,777**	1,946	(168)
Other long-term liabilities	**701**	616	84
Total long-term liabilities	**40,113**	40,651	(537)
Total liabilities	**186,363**	194,406	(8,043)
Minority interests	**9,184**	9,142	42
Shareholders' equity:			
Common stock	**44,888**	44,887	1
Additional paid-in capital	**55,125**	55,124	0
Retained earnings	**275,051**	246,350	28,701
Net unrealized (losses) gains on available-for-sale securities	**(115)**	1,005	(1,120)
Foreign currency translation adjustments	**1,465**	(1,456)	2,921
Treasury stock	**(14,353)**	(14)	(14,338)
Total shareholders' equity	**362,061**	345,895	16,166
Total	**¥557,609**	¥549,444	¥8,165

EISAI CO., LTD.

VI. CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

April 1 to March 31, 2002, and 2001

(Millions of Yen)

	Apr. - Mar. 2002	Apr. - Mar. 2001
Retained earnings, beginning balance	**¥246,350**	¥229,414
Decrease in retained earnings		
- Dividends	**7,707**	6,373
- Bonuses to Directors	**102**	13
Total decrease	**7,810**	6,386
Net income	**36,512**	23,322
Retained earnings, ending balance	**¥275,051**	¥246,350

VII. CONSOLIDATED STATEMENTS OF CASH FLOWS
April 1 to March 31, 2002, and 2001

(Millions of Yen)

Periods	Apr. 2001 Mar. 2002	Apr. 2000 Mar. 2001	Inc./Dec
I. Operating activities:			
Income before income taxes and minority interests	**¥62,754**	¥42,837	19,916
Depreciation and amortization	**15,331**	15,004	326
Amortization of consolidation account adjustment	**(61)**	(22)	(39)
Increase (decrease) in allowance for doubtful accounts receivable	**(149)**	(31)	(117)
Interest and dividend income	**(2,784)**	(3,187)	403
Interest expense	**296**	687	(390)
Equity in earnings of associated companies	**(81)**	62	(144)
Net loss on sales and disposal of fixed assets	**768**	217	550
Loss on impairment of fixed assets	**-**	3,364	(3,364)
Gains on securities contributed to the retirement benefits trust	**-**	(1,382)	1,382
Amortization of transitional obligation for employees' retirement benefits	**-**	15,128	(15,128)
Provision for liability for retirement benefits	**7,476**	5,513	1,963
Gain on sales of securities and investments	**(1)**	(158)	157
Loss on impairment of securities	**5,413**	231	5,181
Losses on vitamin E litigation settlements	**4,647**	2,687	1,959
Losses associated with U.S. vitamin E factory closure	**2,481**	-	2,481
Increase in trade receivables	**(9,853)**	(5,996)	(3,856)
Decrease in inventories	**985**	1,721	(736)
Decrease (increase) in accounts payable	**348**	(2,031)	2,379
Increase in reserve for sales rebates	**7,097**	10,890	(3,793)
Other	**8,027**	16,740	(8,712)
Sub-total	**102,696**	102,275	420
Interest and dividends received	**3,056**	3,181	(125)
Interest paid	**(377)**	(768)	391
Payments on vitamin E litigation settlements	**(7,155)**	(1,546)	(5,609)
Cash paid for income taxes	**(41,355)**	(18,146)	(23,209)
Net cash provided by operating activities	**56,864**	84,996	(28,132)
II. Investing activities:			
Purchases of short-term investments	**(2,801)**	(11,733)	8,931
Proceeds from sales and maturities of short-term investments	**13,816**	20,671	(6,854)
Purchases of property, plant and equipment	**(16,260)**	(10,433)	(5,826)
Proceeds from sales of property, plant and equipment	**119**	1,009	(889)
Purchases of intangible assets	**(6,540)**	(3,484)	(3,055)
Decrease by acquisition	**(1,987)**	-	(1,987)
Purchases of investment securities	**(17,195)**	(29,148)	11,953
Proceeds from sales and maturities of investment securities	**13,554**	14,056	(501)
(Increase) decrease in time deposits (exceeding 3 months)	**7,705**	(1,743)	9,448
Other	**2,422**	1,254	1,167
Net cash used in investing activities	**(7,166)**	(19,552)	12,386
III. Financing activities:			
Decrease in short-term bank borrowings	**(6,588)**	(34)	(6,554)
Proceeds from long-term debt	**-**	345	(345)
Repayment of long-term debt	**(417)**	(1,595)	1,178
Corporate bond repayment	**(10,000)**	(10,000)	-
Stock Purchase	**(13,910)**	-	(13,910)
Dividends paid	**(7,707)**	(6,373)	(1,334)
Other	**(457)**	(55)	(402)
Net cash used in financing activities	**(39,081)**	(17,712)	(21,368)
Effect of exchange rate changes on cash and cash equivalents	**4,298**	6,051	(1,752)
Net increase (decrease) in cash and cash equivalents	**14,914**	53,782	(38,867)
Cash and cash equivalents at the beginning of year	**106,338**	52,555	53,782
Cash and cash equiv. of newly consolidated subsidiaries at beginning of year	**509**	-	509
Cash and cash equivalents at end of period	**¥121,763**	¥106,338	¥15,424

BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of Consolidation

Consolidated subsidiaries: 36 Companies (increase of 3 companies, reduction of 1 company)

Major subsidiaries:

Sanko Junyaku Co., Ltd.
Sannova Co., Ltd.
Eisai Inc.
Eisai Research Institute of Boston, Inc.

2. Number of Companies Accounted for by the Equity Method

Associated companies: 3 Companies (reduction of 2 companies)

3. Treatment of Subsidiary in which the Annual period end is other than that of the Parent Company

The annual period end of Eisai (Suzhou) Pharmaceutical Co., Ltd. is December 31. The financial statements of Eisai (Suzhou) Pharmaceutical Co., Ltd., are prepared based on business transactions as of December 31, 2001, with necessary adjustments for material transactions being made in the Parent company's financial statements subsequent to that date.

4. Significant Accounting Policies

(1) Accounting Policies for Certain Assets

(a) Short-term and Investment Securities

Held-to-maturity Securities:

Stated at amortized cost.

Available-for-sale Securities

Marketable securities: Stated at fair market value, with unrealised gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method.

Non-marketable securities: Stated at cost determined by the moving average method.

(b) Derivatives

Derivatives are stated at fair market value.

(c) Inventories

Inventories are stated at cost substantially determined by the average method for finished products, goods, work-in-process products, raw materials, and supplies.

(2) Depreciation of Fixed Assets

(a) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is used in consolidated subsidiaries outside Japan. The ranges of useful lives of assets are noted below.

Buildings	15 to 65 years
Machinery and equipment	6 to 7 years

(b) Intangible assets

Intangible assets are carried at cost less accumulated amortization which is computed by the straight-line method in the Company and all consolidated subsidiaries. Amortization for software utilized internally is computed by the straight-line method over useful lives of five (5) years.

(3) Deferred charges

Stock issuance costs and start-up costs are charged to income as incurred.

(4) Accounting Policies for Certain Reserves

(a) Allowance for doubtful accounts receivable

The allowance for doubtful accounts is stated at amounts considered to be appropriate based on the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

(b) Reserve for sales rebates

Reserve is stated at an amount determined by multiplying inventories of distributors at the end of the period by the average rebate ratio, in order to provide for expenditures of sales rebates expected to be incurred after the end of the period. In addition, a portion of sales rebates in consolidated subsidiaries is calculated using an estimated rebate percentage associated with sales amounts at the end of the period.

(c) Other reserves

For the Company and certain consolidated subsidiaries in Japan, other reserves are stated in amounts noted below and are included in other current reserves in current liabilites.

1) Reserve for returns of goods sold

A reserve is provided at an amount sufficient to cover possible losses on sales returns. It is determined based on the account receivable balance, the average return ratio of the current and previous periods and the current profit ratio.

2) Reserve for write-off of goods returned

The reserve for write-off of goods returned is provided at an amount sufficient to cover possible losses on write-off of goods returned. It is stated at an amount calculated by the average of returns of goods sold and the write-off ratio of goods returned over 18 months.

(d) Retirement benefits

The Company accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date.

The transitional obligation in the amount of ¥32,357 million determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with a fair value of ¥15,128 million, to the employees' retirement benefit trusts for the Company's pension plans. The remaining unfunded balance of ¥17,229 million (as well as ¥771 million for retirement benefits in consolidated subsidiaries in Japan) is being amortized over five (5) years and charged to income and presented as operating expenses in the statements of income.

The unrecognized prior service cost is being amortized over five (5) years and charged to income as a reduction of operating expense in the statements of income.

The unrecognized actuarial loss is being amortized over five (5) years from the preceding fiscal year.

(e) Retirement allowances for Directors and Corporate Auditors
The reserve for retirement allowance for Directors and Corporate Auditors is provided at the amount required in accordance with internal regulations as if all Directors and Corporate Auditors were to retire at the end of the fiscal period.

(5) Standards for translation of principal assets and liabilities in foreign currencies into Yen
Monetary receivables and payables determined in foreign currency are translated into Yen at the exchange rate at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income. Assets and liabilities of subsidiaries outside Japan are translated into Yen based on the spot rate as of the date of the interim settlement of accounts, income, and expense thereof are translated into Yen based on the average rate during the period and any difference arising out of such translation is included in the foreign currency translation adjustment account in shareholders' equity.

(6) Leases
Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as an operating lease for the Company and subsidiaries in Japan. For subsidiaries outside Japan, finance leases are generally accounted for as a capital lease purchase.

(7) Consumption tax treatment
Income and expenses are recorded net of consumption taxes.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries
The assets and liabilities of the consolidated subsidiaries are valued using the full mark-to-market method.

6. Amortization of Excess of Net Assets over Cost
Any difference between the cost of an investment in a subsidiary and the amount of underlying equity in net assets of the subsidiary is treated as either an asset or a liability and amortized over a period of five years on a straight-line basis.

7. Profit Distribution Treatment
In the consolidated statement of retained earnings, the profit distribution of consolidated companies is that which has been confirmed within the fiscal year period.

8. Consolidated Statements of Cash Flows
Cash and cash equivalents in the consolidated statements of cash flows comprise cash on hand, demand deposits, and short-term investments that are readily convertible into cash, are exposed to insignificant risk of changes in value, all of which mature or become due within three months of the date of acquisition.

NOTES TO THE INCOME STATEMENT

1. Loss associated with U.S. vitamin E factory closure

Extraordinary losses recorded in the period associated with the U.S. vitamin E factory closure amounted to ¥2,481 million. This loss is associated with the closure of a synthetic vitamin E production facility and the discontinuance of bulk chemical sales in a U.S. subsidiary. The loss has been recorded as an extraordinary loss in the period under review. The loss is mainly comprised of an impairment loss on property, plant and equipment of ¥1,994 million.

2. Losses on vitamin E litigation settlement

Extraordinary losses recorded in the period as "Losses on vitamin E litigation settlements" amounted to ¥4,647 million including legal fees and other expenses. Such losses were associated with civil settlements reached with indirect purchasers of synthetic vitamin E in the United States as well as the acceptance of the notice and payment of a fine from the European Commission regarding the sales of bulk synthetic vitamin E in Europe.

3. Extraordinary Loss "Other" category principal contents

Provision for doubtful accounts receivable	¥172 million

NOTES TO BALANCE SHEETS

	Mar-31-2002	Mar– 31-2001
1. Accumulated depreciation of property, plant, and equipment	¥158,082 mil.	¥149,551 mil.
2. Items of associated companies		
Marketable securities (stock)	327 mil.	337 mil.
Investments in other assets	1 mil.	1 mil.
3. Pledged assets and debts		
Pledged assets		
Buildings and Structures	341 mil.	985 mil.
Land	242 mil.	275 mil.
Total	583 mil.	1,261 mil.
Pledged debts		
Short-term debt	--	45 mil.
Debt with less than 1 year maturity	150 mil.	290 mil.
Long-term debt	--	22 mil.
Corporate bonds	100 mil.	100 mil.
Total	250 mil.	457 mil.
4. Contingent liabilities		
Pledged liabilities	152 mil.	18 mil.
Factoring contract with bank	--	1,666 mil.
Endorsement of notes receivable	--	--
5. Trade notes receivable discounted	272 mil.	446 mil.
6. Matured notes at closing date		
(1) Notes receivable	223 mil.	596 mil.
(2) Notes payable	--	92 mil.
7. Treasury stock	4,732,269 shares	4,771 shares
8. Inventory Asset depreciation		
Buildings & Structures	20 mil.	20 mil.
Machinery & Equipment	185 mil.	185 mil.

NOTES TO THE STATEMENTS OF CASH FLOWS

1. Reconciliation between cash and cash equivalents and the related accounts shown in the consolidated balance sheet at period end.

	Mar-31-2002	Mar-31-2001
Cash and time deposits	¥100,315 mil.	¥98,203 mil.
Marketable securities	31,177 mil.	28,331 mil.
Total	¥131,493 mil.	¥126,535 mil.
Time deposits in which maturities are over three months	(¥492 mil.)	(¥8,066 mil.)
Over 3 month investments included in "Short-term investments"	(9,237 mil.)	(12,130 mil.)
Cash and cash equivalents	¥121,763 mil.	¥106,338 mil.

2. Important non-cash transactions.

(1) Convertible Bonds	Mar-31-2002	Mar-31-2001
Assets increased through convertible bond conversion	¥1 mil.	¥2 mil.
Working capital increased through convertible bond conversion	0 mil.	1 mil.
Conversion of convertible bonds to common stock	¥2 mil.	¥4 mil.
(2) Details of assets and liabilities of Newly Consolidated Companies	**Mar-31-2002**	**Mar-31-2001**
Current assets	¥1,965 mil.	--
Fixed assets	276 mil.	--
Total assets	¥2,242 mil.	--
Current liabilities	¥1,651 mil.	--
Long-term liabilities	85 mil.	--
Total liabilities	¥1,736 mil.	--

VIII. SEGMENT INFORMATION

1. Industry Segment Information

(1) For the fiscal year ended March 31, 2002

(Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales and operating income/loss					
(1) Sales to customers	¥405,433	¥26,240	¥431,673	–	¥431,673
(2) Intersegment sales	97	14,410	14,507	(¥14,507)	–
Total sales	405,530	40,651	446,181	(14,507)	431,673
Operating expenses	324,912	41,028	365,941	(6,953)	358,988
Operating income (loss)	¥80,618	(¥377)	¥80,240	(¥7,554)	¥72,685
II. Assets, depreciation, and capital expenditures					
-Assets	¥408,656	¥30,621	¥439,278	¥118,330	¥557,609
-Depreciation & amortization	14,181	806	14,988	343	15,331
-Capital expenditures	¥26,010	¥1,078	¥27,088	¥159	¥27,248

(2) For the fiscal year ended March 31, 2001

(Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales and operating income/loss					
(1) Sales to customers	¥334,250	¥27,461	¥361,712	–	¥361,712
(2) Intersegment sales	94	10,574	10,669	(¥10,669)	–
Total sales	334,345	38,036	372,381	(10,669)	361,712
Operating expenses	265,588	40,785	306,373	(3,629)	302,744
Operating income (loss)	¥68,756	(¥2,749)	¥66,007	(¥7,039)	¥58,967
II. Assets, depreciation, and capital expenditures					
-Assets	¥390,296	¥32,229	¥422,526	¥126,917	¥549,444
-Depreciation & amortization	13,358	1,090	14,449	555	15,004
-Capital expenditures	¥13,079	¥1,317	¥14,397	¥602	¥14,999

Note(s):

(1) The Company classifies consolidated operations into two segments: Pharmaceuticals, including prescription pharmaceuticals, consumer health care products and diagnostics, and Others, which encompasses all operations other than pharmaceuticals.

(2) Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostics, etc; Others
Others	Veterinary and livestock feed products; Food additives; Chemicals; Machinery; Others

(3) Operating expenses, which are not allocated to each segment and are included in eliminations and corporate, consist mainly of administrative expenses incurred at headquarters.

For the year ended March 31, 2002:	¥7,457 million
For the year ended March 31, 2001:	¥7,473 million

(4) Corporate assets included in eliminations and corporate consist mainly of surplus operating capital (cash and marketable securities) and long-term investments (investment securities).

For the year ended March 31, 2002: ¥122,889 million
For the year ended March 31, 2001: ¥129,436 million

2. Geographical Segment Information

(1) For the fiscal year ended March 31, 2002 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales and operating income							
(1) Sales to customers	¥246,569	¥157,017	¥21,054	¥7,032	¥431,673	–	¥431,673
(2) Intersegment sales	46,795	11,977	2,850	73	61,697	(¥61,697)	–
Total sales	293,365	168,995	23,904	7,106	493,371	(61,697)	431,673
Operating expenses	220,474	162,388	22,298	6,287	411,448	(52,460)	358,988
Operating income	¥72,890	¥6,606	¥1,606	¥818	¥81,922	(¥9,236)	¥72,685
II. Assets	¥352,442	¥115,785	¥20,757	¥7,865	¥496,851	¥60,757	¥557,609

(2) For the fiscal year ended March 31, 2001 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales and operating income							
(1) Sales to customers	¥241,012	¥101,783	¥14,294	¥4,623	¥361,712	–	¥361,712
(2) Intersegment sales	32,746	10,817	1,508	150	45,222	(¥45,222)	–
Total sales	273,758	112,600	15,802	4,773	406,935	(45,222)	361,712
Operating expenses	207,806	110,042	15,179	4,330	337,358	(34,614)	302,744
Operating income	¥65,952	¥2,558	¥622	¥442	¥69,576	(¥10,608)	¥58,967
II. Assets	¥364,938	¥99,672	¥14,607	¥6,437	¥485,656	¥63,788	¥549,444

Note(s):
(1) Segmentation by country or region is based on geographical proximity.

(2) Major areas and countries included in each category:
-North America: The United States and Canada
-Europe: The United Kingdom, Germany, France, etc.
-Asia and Others: East Asia, South-Asia and South-Central America, etc.

(3) Intersegment sales in Japan principally represent product sales from the Parent company to overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales from overseas subsidiaries, which manage research and development for the Parent company.

(4) Operating expenses that are not allocated to each segment, and are included in eliminations and corporate, consist mainly of administrative expenses incurred at headquarters.

For the year ended March 31, 2002: ¥7,457 million
For the year ended March 31, 2001: ¥7,473 million

(5) Corporate assets included in eliminations and corporate, consist mainly of surplus operating capital (cash and marketable securities) and long-term investments (investment securities).

For the year ended March 31, 2002: ¥122,889 million
For the year ended March 31, 2001: ¥129,436 million

3. Overseas Sales

(1) For the period ended March 31, 2002 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥162,719	¥27,134	¥9,729	¥199,583
2. Consolidated sales				¥431,673
3. Share of overseas sales	37.7%	6.3%	2.2%	46.2%

(2) For the period ended March 31, 2001 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥105,703	¥19,073	¥7,304	¥132,080
2. Consolidated sales				¥361,712
3. Share of overseas sales	29.2%	5.3%	2.0%	36.5%

Note(s):
(1) Segmentation of the areas is based on geographical proximity.
(2) Major areas and countries included in this category:
-North America: The United States and Canada.
-Europe: The United Kingdom, Germany, France, etc.
-Asia and Other: East Asia, South-East Asia, and South-Central America, etc.

IX. LEASE TRANSACTIONS

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

(1) Acquisition cost, Accumulated depreciation, Net leased property (Millions of Yen)

	Mar-31-2002	Mar-31-2001
Buildings and structures:		
Acquisition cost	¥2	¥2
Accumulated depreciation	1	1
Net leased property	¥1	¥1
Machinery and vehicles:		
Acquisition cost	¥750	¥824
Accumulated depreciation	343	309
Net leased property	¥406	¥514
Others:		
Acquisition cost	¥3,457	¥3,821
Accumulated depreciation	1,239	2,499
Net leased property	¥2,217	¥1,322
Total:		
Acquisition cost	¥4,210	¥4,649
Accumulated depreciation	1,585	2,809
Net leased property	¥2,625	¥1,839

(2) Obligation under financial leases (Millions of Yen)

Years Ended	Mar-31-2002	Mar-31-2001
Due within one year	¥1,002	¥841
Due over one year	1,699	1,021
Total	¥2,701	¥1,863

(3) Actual lease payments, Depreciation expense, Interest expense(Millions of Yen)

Years Ended	Mar-31-2002	Mar-31-2001
Actual lease payments	¥1,214	¥1,342
Depreciation expense	1,128	1,230
Interest expense	79	83

(4) Depreciation expense for leased assets is computed using the straight-line method over the estimated useful life of the leased assets.

(5) Interest expense for leased assets is computed using the interest method based on the differences between the lease fees and the respective acquisition cost of the assets which are considered to be interest-bearing.

2. Operating Leases (Millions of Yen)

Years Ended	Mar-31-2002	Mar-31-2001
Due within one year	¥844	¥748
Due over one year	1,840	2,178
Total	¥2,684	¥2,926

X. Transactions with Related Parties

There were no significant transactions with related parties.

XI. INCOME TAXES

Details of principal deferred tax assets and liabilities are noted below.

1. Current assets

	(As of March 31, 2002) Unit: Millions of Yen
Deferred tax assets	
Clinical research expense	¥4,722
Unrealized gain on intercompany sales of inventory	¥4,084
Accrued bonuses	¥2,174
Sales return reserve	¥1,468
Other	¥4,147
Sub-total	¥16,597
Less valuation allowance	(¥53)
Total deferred tax assets	¥16,544
Deferred tax liabilities	
Cost of goods differential	(¥110)
Others	(¥36)
Total deferred tax liabilities	(¥146)
Net deferred tax assets	¥16,398

2. Fixed assets

Deferred tax assets	
Liability for retirement benefits	¥9,999
Deferred loss carryforwards	¥3,987
Losses on valuation of fixed assets	¥2,627
Depreciation	¥1,773
Amortization of transitional obligation for employees' retirement benefits	¥1,488
Deferred assets	¥1,185
Other	¥3,536
Sub-total	¥24,599
Less valuation allowance	(¥4,088)
Total deferred tax assets	¥20,510
Deferred tax liabilities	
Depreciation	(¥2,971)
Land	(¥895)
Retained earnings for reduction of fixed assets costs	(¥658)
Total deferred tax liabilities	(¥4,525)
Net deferred tax assets	¥15,985

3. Since the effective income tax rates of the Company differed from the statutory tax rate by less than 5% disclosure of details is omitted.

XII. SECURITIES

1. MARKET VALUE OF HELD-TO-MATURITY MARKETABLE BONDS

(Millions of Yen)

	March 31-2002		
Carrying amounts lower than aggregrated fair value	Carrying amount	Aggregrated fair value	Unrealized Gain (Loss)
1. National bonds	¥10	¥10	¥0
2. Corporate bonds	7,663	7,734	70
3. Other	2,199	2,203	4
Sub-total	¥9,872	¥9,948	¥75
Carrying amounts higher than aggregrated fair value	Carrying amount	Aggregrated fair value	Unrealized Gain (Loss)
1. National bonds	¥-	¥-	¥-
2. Corporate bonds	33,844	30,080	(3,763)
3. Other	199	199	(0)
Sub-total	¥34,043	¥30,279	(¥3,764)
TOTAL	¥43,916	¥40,228	(¥3,688)

(Millions of Yen)

	March 31-2001		
Carrying amounts lower than aggregrated fair value	Carrying amount	Aggregrated fair value	Unrealized Gain (Loss)
1. National bonds	¥-	¥-	¥-
2. Corporate bonds	17,728	17,928	200
3. Other	3,605	3,619	14
Sub-total	¥21,333	¥21,548	¥214
Carrying amounts higher than aggregrated fair value	Carrying amount	Aggregrated fair value	Unrealized Gain (Loss)
1. National bonds	¥10	¥10	¥-
2. Corporate bonds	27,582	26,980	(601)
3. Other	999	999	(0)
Sub-total	¥28,592	¥27,990	(¥601)
TOTAL	¥49,926	¥49,538	(¥387)

2. MARKET VALUE OF AVAILABLE-FOR-SALE SECURITIES

(Millions of Yen)

	March 31-2002		
Cost lower than carrying amount	Cost	Carrying amount	Unrealized Gain (Loss)
1. Stocks	¥6,924	¥9,622	¥2,697
2. Bonds	11	11	0
National bonds	10	10	0
Corporate bonds	1	1	0
3. Other	5,206	5,248	41
Sub-total	¥12,142	¥14,881	¥2,739
Cost exceeding carrying amount	Cost	Carrying amount	Unrealized Gain (Loss)
1. Stocks	¥11,472	¥8,646	(¥2,826)
2. Bonds	-	-	-
National bonds	-	-	-
Corporate bonds	-	-	-
3. Other	3,982	3,880	(101)
Sub-total	¥15,455	¥12,527	(¥2,927)
TOTAL	¥27,597	¥27,409	(¥187)

(Millions of Yen)

	March 31-2001		
Cost lower than carrying amount	Cost	Carrying amount	Unrealized Gain (Loss)
1. Stocks	¥9,363	¥14,037	¥4,673
2. Bonds	259	266	6
National bonds	-	-	-
Corporate bonds	259	266	6
3. Other	9,128	9,195	66
Sub-total	¥18,751	¥23,498	¥4,746
Cost exceeding carrying amount	Cost	Carrying amount	Unrealized Gain (Loss)
1. Stocks	¥13,772	¥10,806	(¥2,966)
2. Bonds	10	10	(0)
National bonds	10	10	-
Corporate bonds	0	0	(0)
3. Other	3,386	3,304	(82)
Sub-total	¥17,170	¥14,121	(¥3,048)
TOTAL	¥35,921	¥37,619	¥1,697

Note(s):

In the period ended March 31, 2002, the impairment loss associated with the fair market value determination of available-for-sale securities was ¥5,355 million.

The impairment loss associated with available-for-sale securities is recognized when the market value at the period end becomes less than half of the carrying cost. And the loss is also recognized when necessary, contingent upon the transition of market price and the fair value at period end, except when it is anticipated that the market value is recoverable.

3. OTHER MARKETABLE SECURITIES SOLD WITHIN THE FISCAL YEAR PERIOD

(April 1, 2001 – March 31, 2002)

(Millions of Yen)

Sales amount	Gain on sales	Loss on sales
¥152	¥8	¥0

(April 1, 2000 – March 31, 2001)

(Millions of Yen)

Sales amount	Gain on sales	Loss on sales
¥958	¥158	¥0

4. HELD-TO-MATURITY SECURITIES AND AVAILABLE-FOR-SALE SECURITIES WHOSE FAIR VALUE IS NOT READILY DETERMINABLE

(Millions of Yen)

1. Held-to-Maturity Securities

	Mar-31-2002	Mar-31-2001
Unlisted foreign bonds	-	-

2. Available-for-sale securities

	Mar-31-2002	Mar-31-2001
Unlisted stocks, except OTC traded stocks	¥1,056	¥1,489
Money management fund	12,898	14,908
Mid-term domestic bond fund	1,534	1,091
Free financial funds	7,506	¥201
Preferred investment certificates	¥2,000	-

5. THE CARRYING VALUES OF AVAILABLE-FOR-SALE AND HELD-TO-MATURITY SECURITIES AT CONTRACTUAL MATURITIES AS OF MARCH 31, 2002

(Millions of Yen)

	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years
I. Bonds				
National bonds	¥20	¥-	¥-	¥-
Corporate bonds	6,990	15,427	19,090	-
Other	2,098	300	-	-
II. Other	148	4,214	218	10
Total	¥9,258	¥19,942	¥19,309	¥10

(Previous Fiscal Year Reference)

(Millions of Yen)

	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years
I. Bonds				
National bonds	¥-	¥20	¥-	¥-
Corporate bonds	8,126	18,297	19,152	-
Other	3,404	1,200	-	-
II. Other	598	4,170	1,245	10
Total	¥12,129	¥23,688	¥20,398	¥10

XIII. DERIVATIVE FINANCIAL INSTRUMENTS

FOREIGN CURRENCY RELATED DERIVATIVES

(Millions of Yen)

	Period Ended Mar-31-2002			
	Contracted amount		Fair value	Unrealized Gain(Loss)
		Over 1 Year		
Foreign currency Forward contracts				
Payables: U.S. dollars		-		
Receivables: Yen	¥602	-	¥530	(¥72)
Total				(¥72)

Note(s)

Market value calculation methods:

The fair market values were estimated based on market quotations.

(Millions of Yen)

	Period Ended Mar-31-2001			
	Contracted amount		Fair value	Unrealized Gain(Loss)
		Over 1 Year		
Foreign currency Forward contracts				
Payables: U.S. dollars	¥7,199	-	¥7,700	(¥501)
Receivables: Yen	¥7,514	-	¥6,313	(¥1,201)
Total				(¥1,702)

Note(s):

Market value calculation methods:

The fair market values were estimated based on market quotations.

XIV. PENSION PLANS AND RETIREMENT BENEFIT COST

1. Outline of pension plan system

The Parent Company

The parent Company participates in a defined benefit Japanese government welfare pension plan composed of a substantial portion of Japanese pension insurance and a corporate portion of a defined benefit plan. In some cases the parent Company pays an augmented retirement allowance. The parent Company has also established a retirement allowance trust.

Consolidated subsidiaries

Certain subsidiaries in Japan participate in a contributory pension plan system. In some cases these companies pay an augmented retirement allowance.

2. Liability(asset) for employees' retirement benefits at March 31, 2002

	(Unit: Millions of Yen)
Projected benefit obligation	(¥146,663)
Fair value of plan asset	73,509
Net unfunded liability	(73,153)
Unrecognized transitional obligation	10,780
Unrecognized actuarial loss	38,550
Unrecognized prior service cost (Note 2)	(12,847)
Net liability	(¥36,669)

Note(s):

(1) Includes amounts specified by government regulations.

(2) Reflects the change in retirement allowance guarantee period of the welfare retirement component.

(3) Certain subsidiaries retirement allowance reserves are calculated according to a simple method.

Previous year amounts

	(Unit: Millions of Yen)
Projected benefit obligation	(¥131,936)
Fair value of plan asset	82,052
Net unfunded liability	(49,883)
Unrecognized transitional obligation	14,400
Unrecognized actuarial loss	17,963
Unrecognized prior service cost (Note 2)	(13,884)
Net liability	(¥31,403)

3. Components of the net periodic benefit costs

	(Unit: Millions of Yen)
Service cost	¥5,281
Interest costs	4,422
Expected return on plan assets	(3,195)
Amortization of transitional obligation	3,600
Recognized actuarial loss	3,592
Amortization of prior service cost (Note 2)	(3,313)
Contribution and others	619
Net periodic benefit costs	¥ 11,008

Note(s):

(1) Amounts reflected for employees covered by the Japanese Welfare Pension Law.

(2) Includes the contribution of certain available-for-sale securities to retirement benefit trusts at a market value of ¥15,128 million for the liability resulting from the change in retirement benefit standards at the beginning of the fiscal year period.

(3) Reflects the amortized costs of prior service benefit for this fiscal year referred to in "(2) Liability (asset) for employees retirement benefits at March 31, 2001."

Previous Year Amounts Ending March 31, 2001

(Unit: Millions of Yen)

Service cost	¥5,669
Interest costs	4,735
Expected return on plan assets	(2,986)
Amortization of transitional obligation (Note 2)	18,728
Amortization of prior service cost (Note 3)	(1,542)
Contribution and others	389
Net periodic benefit costs	¥ 24,993

Note(s):

(1) Amounts reflected for employees covered by the Japanese Welfare Pension Law.

(2) Includes the contribution of certain available-for-sale securities to retirement benefit trusts at a market value of ¥15,128 million for the liability resulting from the change in retirement benefit standards at the beginning of the fiscal year period.

(3) Reflects the amortized costs of prior service benefit for this fiscal year referred to in "(2) Liability (asset) for employees retirement benefits at March 31, 2001."

(4) Consolidated subsidiaries utilizing the simple method for pension obligations are included in the category of "service costs".

4. Pension benefit assumptions for the year ended March 31, 2002

Method of calculation of projected benefit obligations	Straight-line method over the average years of service
Discount rate	3.0%
Expected rate of return on plan assets	4.0%
Amortization period of prior service cost	5 years straight-line method
Recognition period of actuarial gain/loss	5 years straight-line method
Amortization period of transitional obligation	5 years straight-line method
Method of calculation of projected benefit obligations	Straight-line method over the average years of service

Assumptions for the year ended March 31, 2001

Discount rate	3.5%
Expected rate of return on plan assets	4.0%
Amortization period of prior service cost	5 years straight-line method
Recognition period of actuarial gain/loss	5 years straight-line method
Amortization period of transitional obligation	5 years straight-line method
Method of calculation of projected benefit obligations	Straight-line method over the average years of service

5. General Pension Fund Balance

As of March 31, 2002	As of March 31, 2001
¥2,392 million	¥2,563 million

Note: Two consolidated domestic subsidiaries have pension assets calculated in proportion to the pension contribution amount. The balance of these amounts are noted above.

XV. PRODUCTION, PRODUCTION BY ORDER AND SALES INFORMATION

1. Production Results

(1) Production results

(Unit: Millions of Yen)

Segment	Apr-1 to Mar-31-2002 Amount	Apr-1-2000 to Mar-31-2001 Amount
Pharmaceuticals	¥460,670	¥348,882
Other	8,799	10,131
Total	¥469,469	¥359,013

Note: The amounts are evaluated by sales price and do not include consumption tax.

(2) Product purchases

(Unit: Millions of Yen)

Segment	Apr-1 to Mar-31-2002 Amount	Apr-1-2000 to Mar-31-2001 Amount
Pharmaceuticals	¥20,321	¥17,561
Other	9,935	10,227
Total	¥30,256	¥27,788

Note: The amounts are evaluated by purchase price and do not include consumption tax.

2. Production by Order

The Company did not produce by order. Production was made based on sales forecasts.

3. Sales Results by business and geographical segment

(Unit: Millions of Yen, %)

Sales results by business segment	April-1-2001 to March-31-2002		April-1-2000 to March-31-2001	
	Amount	%	Amount	%
Pharmaceuticals	¥405,433	93.9	¥334,250	92.4
Japan	225,109	52.2	219,752	60.8
North America	153,663	35.6	96,711	26.7
Europe	19,628	4.5	13,162	3.6
Asia and Others	7,032	1.6	4,623	1.3
Others	26,240	6.1	27,461	7.6
Japan	21,460	5.0	21,259	5.9
Outside Japan	4,780	1.1	6,202	1.7
Total	¥431,673	100.0	¥361,712	100.0

Note(s): (1) In the above noted sales amounts consumption taxes are not included.

(2) From this fiscal year period, sales results have been calculated by business and geographical segments. Previous year's results have been reclassified to reflect this change.

EISAI CO., LTD. NON-CONSOLIDATED ANNUAL FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
May 14, 2002

On May 14, 2002, Eisai Co., Ltd., announced non-consolidated annual financial results for the fiscal year ended March 31, 2002.

- Date of the Board of Directors' Meeting for presentation of non-consolidated annual financial results: May 14, 2002
- Date of General Shareholders' Meeting: June 27, 2002
- Eisai Co., Ltd., is listed on the First Sections of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities code number: 4523
- Internet Homepage: www.eisai.co.jp
- Payment of Interim Dividend: Yes
- Change from Previous Stock Unit: Yes
  Note: The number of shares constituting one unit was changed on April 1, 2002 from 1,000 to 100 shares.
- Inquiries should be directed to: Nobuo Deguchi
  Corporate Officer (Vice President)
  In Charge of Public Relations & Legal Affairs

Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: 81-3-3817-5190

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1. NON-CONSOLIDATED ANNUAL FINANCIAL RESULTS
(APRIL 1, 2001 – MARCH 31, 2002)

(1) RESULTS OF ANNUAL OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2001-March 31, 2002	¥275,032 mil.	6.3%	¥63,904 mil.	9.4%	¥66,026 mil.	7.3%
April 1, 2000-March 31, 2001	¥258,615 mil.	12.2%	¥58,395 mil.	50.7%	¥61,557 mil.	60.2%

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS	Return on Equity	Ordinary Income/ Total Assets	Ordinary Income/ Sales
April 1, 2001-March 31, 2002	¥30,821 mil.	69.5%	¥104.25	¥103.21	8.8%	14.5%	24.0%
April 1, 2000-March 31, 2001	¥18,187 mil.	51.0%	¥61.35	¥60.77	5.3%	13.7%	23.8%

Note 1: Average number of shares outstanding:
- Fiscal year ended March 31, 2002: 295,652,317
- Fiscal year ended March 31, 2001: 296,451,638

Note 2: There have been no changes in accounting methods used by the Company during the period ended March 31, 2002 and 2001.

Note 3: Percentage increase (decrease) compares periods ended March 31, 2001 and 2000.

(2) DIVIDENDS

Period	Dividends per Share			Dividends Paid	Payout Ratio	Dividends on Equity
	Annual	Interim	Year End			
April 1, 2001-March 31, 2002	¥29.00	¥13.00	¥16.00	¥8,521 mil.	27.6%	2.4%
April 1, 2000-March 31, 2001	¥23.00	¥10.00	¥13.00	¥6,818 mil.	37.5%	2.0%

(3) FINANCIAL POSITION

Year End	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
March 31, 2002	¥446,988 mil.	¥355,195 mil.	79.5%	¥1,217.58
March 31, 2001	¥462,594 mil.	¥347,778 mil.	75.2%	¥1,173.13

Notes : Number of shares issued and outstanding:
- As of March 31, 2002: 291,721,876
- As of March 31, 2001: 296,452,988

Treasury Stock (shares):
- As of March 31, 2002: 4,732,269

2. FORECASTED NON-CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2003

Period	Net Sales	Ordinary Income	Net Income	Dividends per Share		
				Interim	Year End	Annual
April 1, 2002–September 30, 2002	¥143,000 mil.	¥35,500 mil.	¥18,500 mil.	¥16.00	–	–
April 1, 2002–March 31, 2003	¥285,000 mil.	¥67,000 mil.	¥37,000 mil.	–	¥16.00	¥32.00

Note : Forecasted Annual Earnings per Share (EPS): ¥126.83
Assumptions associated with the above forecast are noted on page 9 of the Consolidated Subsidiaries Annual Financial Report Release.

All figures less than ¥1,000,000 have been omitted.

I. NON-CONSOLIDATED ANNUAL STATEMENTS OF INCOME

For the years ended March 31, 2002, and 2001

(Millions of Yen)

	April 1, 2001 - Mar. 31,2002	April 1, 2000 - Mar. 31,2001	Increase (Decrease)
Net sales	**¥275,032**	¥258,615	¥16,416
Cost of sales	**84,260**	83,380	879
Reversal of reserve for sales returns	**93**	119	(26)
Gross profit	**190,865**	175,354	15,511
Research and development expenses	**51,872**	46,489	5,382
Selling, general and administrative expenses	**75,087**	70,468	4,619
Operating income	**63,904**	58,395	5,508
Non-operating income	**3,468**	4,582	(1,113)
Interest and dividend income	**1,204**	1,520	(315)
Other non-operating income	**2,264**	3,062	(797)
Non-operating expenses	**1,346**	1,420	(73)
Interest expense	**224**	501	(276)
Other non-operating expenses	**1,122**	918	203
Ordinary income	**66,026**	61,557	4,468
Extraordinary income	**1,468**	2,088	(619)
Gains on sales of property, plant, & equipment	**47**	589	(541)
Reversal of liability for losses on investment in subsidiary	**980**	-	980
Reversal of allowance for doubtful accounts receivable	**440**	70	370
Profit on sales of investment securities	-	45	(45)
Gains on securities contributed to retirement benefit trust	-	1,382	(1,382)
Extraordinary loss	**14,213**	24,385	(10,171)
Loss on disposal of fixed assets	**747**	749	(1)
Provision for allowance for doubtful receivables	**3,436**	200	3,236
Loss on impairment of securities	**5,343**	227	5,115
Losses on vitamin E litigation settlements	**4,647**	2,687	1,959
Losses on impairment of investments in subsidiary	-	4,949	(4,949)
Amortization of transitional obligation for employees' retirement benefits	-	15,128	(15,128)
Other extraordinary losses	**38**	442	(403)
Income before income taxes	**53,281**	39,260	14,021
Income taxes-current	**19,893**	31,034	(11,141)
Income taxes-deferred	**2,567**	(9,961)	12,528
Net income	**30,821**	18,187	12,633
Retained earnings brought forward	**4,924**	5,337	(412)
Interim dividends paid	**3,853**	2,964	889
Transfer to legal reserve	-	296	(296)
Unappropriated retained earnings for the period	**¥31,892**	¥20,264	¥11,628

II-1. NON-CONSOLIDATED BALANCE SHEET

March 31, 2002, and 2001

(Millions of Yen)

ASSETS	March 31, 2002	March 31, 2001	Increase (Decrease)
Current assets:			
Cash and time deposits	**¥35,206**	¥37,432	(¥2,225)
Notes receivable-trade	**11,804**	14,899	(3,095)
Accounts receivable-trade	**92,930**	96,196	(3,266)
Short-term investments	**26,351**	22,544	3,806
Finished goods and merchandise	**12,597**	11,948	648
Semi-finished goods and work-in-process	**7,655**	7,203	451
Raw materials and supplies	**4,558**	5,167	(609)
Short-term deposits	**-**	4,809	(4,809)
Deferred tax assets	**9,556**	10,855	(1,298)
Short-term loans	**6,515**	737	5,777
Other current assets	**6,626**	7,220	(594)
Allowance for doubtful accounts receivable	**-**	(633)	633
Total current assets	**213,801**	218,383	(4,585)
Fixed assets:			
Property, plant and equipment:			
Buildings	**37,460**	36,935	524
Structures	**1,997**	2,015	(17)
Machinery and equipment	**13,962**	11,968	1,994
Vehicles	**51**	57	(5)
Tools, furniture, and fixtures	**5,759**	5,274	484
Land	**10,013**	10,019	(6)
Construction in progress	**2,128**	566	1,561
Total property, plant and equipment	**71,371**	66,837	4,533
Intangible assets:			
Software	**10,917**	7,575	3,341
Patents, telephone rights and others	**421**	500	(79)
Total intangible assets	**11,338**	8,076	3,262
Investments and other assets:			
Investments in securities	**59,669**	74,435	(14,766)
Investments in and advances to associated companies	**42,461**	42,015	445
Insurance reserve	**22,621**	24,936	(2,315)
Deferred tax assets	**16,131**	16,500	(369)
Other investments	**14,703**	12,887	1,815
Allowance for doubtful accounts receivable	**(5,109)**	(1,480)	(3,629)
Total investments and other assets	**150,476**	169,296	(18,819)
Total fixed assets	**233,187**	244,210	(11,023)
Total	**¥446,988**	¥462,597	(15,608)

EISAI CO., LTD.

II-2. NON-CONSOLIDATED BALANCE SHEET

March 31, 2002 and 2001

(Millions of Yen)

LIABILITIES AND SHAREHOLDERS' EQUITY	March 31, 2002	March 31, 2001	Increase (Decrease)
Current liabilities:			
Notes payable-trade	**¥780**	¥919	(¥138)
Accounts payable-trade	**6,530**	7,159	(629)
Current portion of straight bonds	**-**	10,000	(10,000)
Current portion of convertible bond	**5,483**	-	5,483
Accounts payable-other	**24,358**	18,857	5,501
Accrued expenses	**11,923**	13,502	(1,579)
Accrued income taxes	**3,432**	21,758	(18,325)
Consumption tax payable	**207**	1,479	(1,272)
Reserve for sales rebates	**596**	550	46
Other reserves	**661**	835	(174)
Other current liabilities	**2,580**	2,940	(360)
Total current liabilities	**56,553**	78,002	(21,448)
Long-term liabilities:			
Convertible bonds	**-**	5,485	(5,485)
Liability for retirement benefits	**33,609**	28,673	4,935
Retirement allowances for Directors	**1,629**	1,674	(45)
Liability for losses on investment in subsidiary	**-**	980	(980)
Total long-term liabilities	**35,239**	36,813	(1,574)
Total liabilities	**91,792**	114,816	(23,023)
Shareholders' equity			
Common stock	**44,888**	44,887	1
Additional paid-in capital	**55,125**	55,124	0
Legal reserve	**7,899**	7,499	400
Retained earnings:			
General reserve	**230,004**	219,005	10,998
Unappropriated retained earnings for the period	**31,892**	20,264	11,628
Net unrealized (losses) gains on available-for-sale securities	**(260)**	996	(1,257)
Treasury stock	**(14,353)**	-	(14,353)
Total shareholders' equity	**355,195**	347,778	7,417
Total	**¥446,988**	¥462,594	(¥15,605)

EISAI CO., LTD.

III. APPROPRIATIONS OF RETAINED EARNINGS

(Millions of Yen)

Years Ended March 31	2002	2001	Increase (Decrease)
Unappropriated Retained Earnings			
	¥31,892	**¥20,264**	¥11,628
Restoration of Retained Earnings for the reduction of assets cost	**0**	**1**	(0)
Total	**¥31,893**	**¥20,265**	¥11,627
Legal Reserve	**-**	**400**	(400)
Dividends	**4,667**	**3,853**	813
(Dividend per Share)	**(16.00 yen)**	**(13.00 yen)**	
Bonuses to Directors	**90**	**87**	3
General Reserve	**21,000**	**11,000**	10,000
Total Appropriations	**25,757**	**15,340**	10,416
Retained Earnings Carried Forward	**¥6,135**	**¥4,924**	¥1,210

Notes:

1. Dividends for treasury stock of 4,732,269 shares are excluded from dividends shown above.
2. On December 7, 2001, ¥3,853 million (¥13.00 per share) was paid as an interim dividend.

BASIS OF PRESENTING NON-CONSOLIDATED FINANCIAL STATEMENTS

For the Period ended March 31, 2002

1. Marketable and Investment Securities

(1) Held-to-Maturity Securities

Held-to-Maturity Securities are stated at amortized cost.

(2) Investment Securities in Subsidiaries and Associated Companies

Investment securities in subsidiaries and associated companies are stated at cost determined by the moving average method.

(3) Available-for-Sale Securities

Marketable securities:	Stated at fair value with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method.
Non-marketable securities:	Stated at cost determined by moving average method.

2. Deriviatives

Derivatives are stated at fair value.

3. Inventories

Inventories are stated at cost determined by the average method.

4. Depreciation of Fixed Assets

(1) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the assets. The ranges of useful lives of assets are noted below.

Buildings	15 to 65 years
Machinery & Equipment	6 to 7 years

(2) Intangible assets

Intangible assets are carried at cost less accumulated amortization which is computed by the straight-line method. Amortization for software utilized internally is computed by the straight-line method over useful lives of five years.

5. Deferred Charges

Stock issuance costs are charged to income as incurred.

6. Translation of foreign currency into Yen

Monetary receivables and payables denominated in foreign currencies are translated into Yen at the exchange rate at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income.

7. Accounting Standards for Reserves

(1) Allowance for doubtful accounts receivable

The allowance for doubtful accounts is stated at amounts considered to be appropriate based on the Company's past credit loss experience and on evaluation of potential losses in the accounts outstanding.

(2) Reserve for sales rebates

Reserve is stated at an amount determined by multiplying the inventories of distributors at the end of the period by the last rebate ratio, in order to provide for expenditure of sales rebates which are expected to be incurred after the end of the period.

(3) Other reserves

(a) Reserve for returns of goods sold

A reserve is provided at an amount sufficient to cover possible losses on sales returns. It is determined based on the account receivable balance, the average return ratio of the current and the previous periods, and the current profit ratio.

(b) Reserve for write-off of goods returned

The reserve for write-off of goods returned is provided at an amount sufficient to cover possible losses on write-off of goods returned. It is stated at an amount calculated by the average of returns of goods sold and the write-off ratio of goods returned over two fiscal year periods.

(4) Retirement benefits

The Company accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date.

The transitional obligation in the amount of ¥32,357 million determined as of April 1, 2000 was offset by the contribution of certain available-for-sale securities, with the fair value of ¥15,128 million, to the employee retirement benefit trusts for the Company's pension plans. The remaining unfunded balance of ¥17,229 million is being amortized over five years and charged to income and presented as operating expenses in the statements of income.

The unrecognized prior service cost is being amortized over five years and charged to income as a reduction of operating expense in the statements of income.

The change in projected benefit obligation from actuarial calculation is being amortized over five years from the preceding fiscal year.

(5) Retirement allowances for Directors

The reserve for severance benefits for directors and corporate auditors is provided at an amount required in accordance with internal regulations as if all directors and corporate auditors were to retire at the balance sheet date.

8. Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as an operating lease.

9. Hedge Accounting

(1) Methods of hedge accounting

Gains or losses on or the changes in the measurement of the hedging instruments that are measured at fair value are deferred as an asset or liability until the gains and losses on the hedged items are recognized.

(2) Hedge procedures and hedge targets

(a) Hedge procedures	foreign currency forward contracts
(b) Hedge targets	accounts receivable and accounts payable dominated in foreign currencies

(3) Hedge methods

Foreign currency forward contracts are executed in order to hedge foreign currency exchange risk (cash flow) associated with certain assets and liabilities denominated in foreign currencies within the ordinary course of business in accordance with internal policies.

(4) Method of evaluating effectiveness of hedges

Foreign currency forward contracts were made with the same currency, amount and duration which are assigned to associated assets or liabilities and are assured to hedge the currency fluctuation risks and evaluated at the time of the end of the interim period.

10. Consumption Taxes

Income and expenses are recorded net of consumption taxes.

ADDITIONAL INFORMATION

Treasury stock disclosure

From this fiscal period, treasury stock (¥14 million in 2001) is disclosed as a deducted item in shareholders' equity.

NOTES TO THE FINANCIAL STATEMENTS

(Unit: Millions of Yen)

1. Principal depreciation of fixed assets	Apr-1-2001 to Mar-31-2002	Apr-1-2000 to Mar-31-2001
Buildings	¥33 mil.	¥31 mil.

2. Principal disposal of fixed assets	Apr-1-2001 to Mar-31-2002	Apr-1-2000 to Mar-31-2001
Buildings	¥249 mil.	¥121 mil.
Machinery and Equipment	¥238 mil.	¥169 mil.

3. Losses on Vitamin E Cases

Extraordinary losses recorded in the current period (Losses on vitamin E cases) amounted to ¥4,647 million and were associated with civil settlements reached with indirect purchasers of synthetic vitamin E in the United States and the acceptance of a notice and payment of a fine by the European Commission.

Notes to the Balance Sheets

1. Authorized stock number — 700 million shares

2. Outstanding stock — 296,454,145 shares (includes Treasury stock of 4,732,269)

3. Principal accounts with associated companies

	Year Ended March 31, 2002 and 2001	
Notes receivable	¥295 mil.	¥508 mil.
Accounts receivable	¥17,938 mil.	¥24,087 mil.
Accounts payable	¥1, 236 mil.	¥1,208 mil.

4. Contingent Liability

(1). Below are noted liabilities that are guaranteed by the Company.

(a) Guarantees for housing loans to employees made by third parties.

(Millions of Yen)

Period Ended	Mar-31-2002	Mar-31-2001
	147	13

(b) Guarantees for accounts receivable of Eisai Machinery GmbH for sales of pharmaceutical production machinery.

(Millions of Yen)

Period Ended	Mar-31-2002	Mar-31-2001
	45	112

(c) Guarantees for loans payable of Eisai Hong Kong Co., Ltd.

(Millions of Yen)

Period Ended	Mar-31-2002	Mar-31-2001
	37	-

(2) Below is a contingency liable under a factoring contract with a bank for certain trade account payables:

(Millions of Yen)

Period Ended	Mar-31-2002	Mar-31-2001
	-	1,666

5. Treatment of accounts at closing date

The standard for accounts maturity dates are those occurring at the exchange date. However, the end of this period, and the last period, occurred on a date whereby financial institutions were closed, thus the balance exchange date was that of the following business day. The amount noted below is included in "Current Assets."

(Millions of Yen)

	Mar-31-2002
Notes Receivable-trade	255

6. Restrictions on dividends

With respect to the amount of retained earnings of ¥14,614 million, Japanese commercial law contain restrictions concerning the payment of dividends.

7. Inventory asset depreciation

(Millions of Yen)

	Mar-31-2002	Mar-31-2001
Buildings & Structures	19	19
Machinery & Equipment	185	185

IV. LEASE TRANSACTIONS

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

(1) Acquisition cost, Accumulated depreciation, Net balance (Millions of Yen)

Year Ended	Mar-31-2002	Mar-31-2001
Vehicles:		
Acquisition cost	¥45	¥54
Accumulated depreciation	27	31
Net balance	¥17	¥23

Tools, furniture and fixtures:		
Acquisition cost	¥2,620	¥3,063
Accumulated depreciation	803	2,093
Net balance	¥1,816	¥970

Software:		
Acquisition cost	¥315	¥196
Accumulated depreciation	163	131
Net balance	¥151	¥64

Total:		
Acquisition cost	¥2,980	¥3,314
Accumulated depreciation	995	2,256
Net balance	¥1,985	¥1,058

(2) Future minimum lease payments (Millions of Yen)

Year Ended	Mar-31-2002	Mar-31-2001
Due within one year	¥796	¥628
Due over one year	1,251	471
Total	¥2,047	¥1,100

(3) Actual lease payments, Depreciation expense, Interest expense (Millions of Yen)

Year Ended	Mar-31-2002	Mar-31-2001
Actual lease payments	¥976	¥1,080
Depreciation expense	911	991
Interest expense	¥56	¥54

(4) Depreciation expense for leased assets is computed using the straight-line method over the useful life of the leased assets.

(5) Interest expense for leased assets is computed using the interest method based on the differences between the lease fees and the respective acquisition cost of the assets which are considered to be interest bearing.

2. Operating Leases

There were no operating lease transactions.

V. INVESTMENT SECURITIES

Market value of investment in subsidiaries (March 31, 2002) (Millions of Yen)

Type	Carrying Amount	Market value	Difference
Subsidiary	¥4,279	¥5.053	774

Market value of investment in subsidiaries (March 31, 2001) (Millions of Yen)

Type	Carrying Amount	Market value	Difference
Subsidiary	¥4,279	¥4,279	-

VI. INCOME TAXES

1. Details of principal deferred tax assets and liabilities are noted below.

(1) Deferred tax assets (Current assets)

	As of March 31, 2002 Unit: Millions of Yen
Deferred tax assets	
Clinical research expenses	¥4,722
Accrued bonuses	¥1,868
Losses associated with vitamin E cases	¥973
Other	¥1,990
Total	¥9,556
Total deferred tax assets	

(2) Deferred tax assets (Fixed assets)

Deferred tax assets	
Liability for retirement benefits	¥9,283
Investment impairments in subsidiaries	¥3,252
Losses on valuation of fixed assets	¥2,627
Amortization of transitional obligation for employees' retirement benefits	¥1,488
Depreciation	¥1,357
Deferred assets	¥1,109
Other	¥3,428
Total deferred tax assets	¥19,920
Less valuation allowance	(¥3,701)
Deferred tax assets total	¥16,219
Deferred tax liabilities	
Retained earnings for reduction of fixed assets costs	(¥88)
Deferred tax liabilities total	(¥88)
Net deferred tax assets	¥16,131

2. Since the effective income tax rates of the Company differed from the statutory tax rate by less than 5% disclosure of details is omitted.

VII. PROPOSED CHANGES OF CORPORATE OFFICERS

1. Representative Directors

No change proposed.

2. Other Corporate Officer Changes

(1) New Director Candidates

D. Stuart Meiklejohn Non-Executive Director (currently Attorney in New York State)

Mitsuaki Shimaguchi Non-Executive Director (currently professor emeritus Keio University))

(2) Board of Director Resignations

Aishin Shinoda	currently Director & Executive Vice President	(to be appointed Advisor)
Yoji Takaoka	currently Director & Senior Vice President	(to be appointed Senior Vice President)
Yasuhiro Mita	currently Director & Senior Vice President	(to be appointed Senior Vice President)
Ichiro Kataoka	currently Non-Executive Director	

(3) Corporate Officer Resignations

Tadashi Nakai	currently Senior Vice President	(to be appointed Advisor)

(4) Corporate Officer Promotions

Hideaki Matsui	Executive Vice President	(currently Senior Vice President)
Hiroshi Yamauchi	Senior Vice President	(currently Vice President)
Matsuo Ohara	Senior Vice President	(currently Vice President)

(5) New Corporate Officer

Jiro Hasegawa	Vice President	(currently Deputy Director Research & Development)

3. Board of Director Members

Representative Director & Chairman	Yuji Naito
Representative Director & President	Haruo Naito
Representative Director	Hiromasa Nakai (also to be appointed Deputy President)
Director	Hideaki Matsui (also to be appointed Executive Vice President)
Director	Shigehiko Yoshino
Director	D. Stuart Meiklejohn
Director	Mitsuaki Shimaguchi

(Note) Shigehiko Yoshino, D. Stuart Meiklejohn, and Mitsuaki Shimaguchi are Non-Executive Directors.

4. Corporate Auditors

Corporate Auditor (full-time)	Nobuo Eda
Corporate Auditor (full-time)	Yukio Akimoto
Corporate Auditor (full-time)	Teruo Osawa
Corporate Auditor	Mitsuo Minami
Corporate Auditor	Katsuro Tanaka

(Note) Nobuo Eda, Mitsuo Minami, and Katsuro Tanaka fulfill the requirements for Corporate Auditors appointed from outside the Company.

5. Corporate Officers

(Corporate Officers simultaneously proposed to serve as Directors include two persons and the remaining 13 Corporate Offices are noted below.)

Senior Vice President	Yoji Takaoka	(currently Senior Vice President, Regulatory Affairs, and Medical Information)
Senior Vice President	Yoshiro Mita	(currently Senior Vice President, Production & Logistics)
Senior Vice President	Hiroshi Yamauchi	(currently Vice President, Research and Development)
Senior Vice President	Matsuo Ohara	(currently Vice President, Prescription Drug Division)
Vice President	Jiro Hasegawa	(currently Deputy Director Research & Development)
Vice President	Kenji Toda	(currently Vice President, Product Quality & GMP Compliance)
Vice President	Makoto Shiina	(currently Vice President, Corporate Business Development)
Vice President	Masao Jimbo	(currently Vice President, Finance, Information Systems, and Japan Network Companies)
Vice President	Kozaburo Inoue	(currently Vice President, Prescription Drug Division and Tokyo Area Director)
Vice President	Hideaki Hayano	(currently Vice President, Consumer Health Product Division)
Vice President	Shintaro Kataoka	(currently Vice President, Production & Logistics and General Manager of the Kawashima Industrial Complex)
Vice President	Nobuo Deguchi	(currently Vice President, Corporate Ethics, Public Relations, and Legal Affairs)
Vice President	Hiroyuki Mitsui	(currently Vice President, Corporate Communications, Environmental Relations, and General Affairs)

Non-Executive Director Candidates

Name:	D. Stuart Meiklejohn	
Date of Birth:	October 27, 1950 (age 51)	
Education:	Harvard University, J.D., June 1975.	
Career:	November 1975	Joined Sullivan & Cromwell (International Law Firm)
	February 1976	Admission to the Bar, New York State
	October 1983	Partner, Sullivan & Cromwell
	June 2001	Director, Eisai Corporation of North America (resignation expected June 2002)
	June 2001	Director, Eisai Inc. (resignation expected June 2002)
	June 2001	Director, Eisai U.S.A. Inc. (resignation expected June 2002)
	July 2001	Director, Eisai Research Institute of Boston Inc. (resignation expected June 2002)

Name:	Mitsuaki Shimaguchi	
Date of Birth:	April 1, 1942 (age 60)	
Education:	Keio University, B.A. Economics, March 1967	
Career:	April 1975	Keio University, Assistant Professor
	April 1987	Keio University, Graduate School Professor (current post)
	June 1999	Corporate Auditor, Ishii Food Company (current post)
	April 2002	Director, Health Care Science Institute (current post)

NOTICE May 14, 2002

Listed Stock Name:	Eisai Co., Ltd.
Head Office Location:	4-6-10 Koishikawa Bunkyo-ku, Tokyo
President and CEO:	Mr. Haruo Naito
Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Nobuo Deguchi Corporate Officer (Vice President) Public Relations & Legal Affairs Phone 81-3-3817-5190

Notice on Providing Stock Options in the Form of New Stock Issuance

The Board of Directors of Eisai Co., Ltd. (hereinafter referred to as "Company") resolved at a meeting on May 14, 2002 to propose at the 90th Ordinary General Meeting of Shareholders to be held on June 27, 2002 the issuance of subscription rights as stock options pursuant to Articles 280-20 and 280-21 of the Commercial Code.

1. Reason for issuing subscription rights under specifically advantageous terms to parties other than shareholders
The subscription rights shall be issued free of charge to the Company's directors and other applicable persons as stock options in order to raise their morale and enhance motivation to promote the Company's corporate value.

2. Terms for Issuing Subscription Rights

(1) Types and Numbers of Shares to be Issued by the Exercise of Subscription Rights
Up to 190,000 common shares in the Company

(2) Number of Subscription Rights
Up to 190,000 subscription rights

The number of shares (hereinafter referred to as "Number of Granted Shares") to be issued by the exercise of each share option shall be 100 shares. In the event that the Company's common shares are split or consolidated, the Number of Granted Shares shall be adjusted by the following formula, and any amount less than one yen resulting from such adjustment shall be rounded down.

Number of Granted Shares after Adjustment = Number of Granted Shares before Adjustment × Ratio of Split or Consolidation

(3) Subscription Rights Issuing Price
The subscription rights shall be issued free of charge.

(4) Amount Paid in upon the Exercise of Subscription Rights
The amounts paid in upon the exercise of the subscription rights shall be equal to the amount paid in (hereinafter referred to as "Exercise Price") per share issued or transferred by the exercise of the respective subscription rights multiplied by the Number of Granted Shares.

The Exercise Price shall be equal to the greater of (a) the average closing price of the Company's common shares traded in regular transactions at the Tokyo Stock Exchange on the respective days in the previous month (excluding the days on which no transactions were performed), or (b) the closing price of the subscription rights issuing date (or the most recent closing price if there is no transaction on the subscription rights issuing date).

Furthermore, in the event that the Company's common shares are split or consolidated, the Exercise Price shall be adjusted according to the following formula, and any amount less than 1 yen resulting from such adjustment shall be rounded down.

$$\text{Exercise Price after Adjustment} = \text{Exercise Price before Adjustment} \times \frac{1}{\text{Ratio of Split or Consolidation}}$$

Furthermore, regarding the Company's common shares, if the Company is to issue new shares or dispose of its treasury shares at an amount lower than the market price the Exercise Price shall be adjusted according to the following formula and any amount less than 1 yen resulting from such adjustment shall be rounded down. Provided, however, that the foregoing shall not apply to the exercise of subscription rights, the conversion of convertible bonds pursuant to the Commercial Code before the enforcement of the Law concerning Partial Amendment to the Commercial Code (Law No. 128/2002), and the exercise of warrants pursuant to Article 280-19 of said law.

$$\text{Exercise Price after Adjustment} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Previously Issued Shares} + \dfrac{\text{Number of Newly Issued Shares} \times \text{Amount Paid in per Share}}{\text{Market Price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}}$$

In the above formula, "Number of Previously Issued Shares" mean the number of the Company's issued and outstanding shares less the number of the Company's treasury shares. If the treasury shares are to be disposed of, the "Number of Newly Issued Shares" shall be read as the "Number of Treasury Shares Disposed."

Moreover, if the Exercise Price must be adjusted due to inevitable reasons, such as a merger or the split-up of the Company, the Exercise Price shall be adjusted within a reasonable extent, taking into consideration the terms of such merger or split-up.

(5) Period for Exercising the Subscription Rights
From July 1, 2002 to June 27, 2012

(6) Other Terms for Exercising Subscription Rights
Subscription rights may not be exercised in part.

(7) Redemption of Subscription Rights
The Company may at any time redeem free of charge the subscription rights held by the Company.

(8) Restrictions on Assignment of Subscription Rights
Assignment of subscription rights must be approved by the Board of Directors.

3. Terms for Allotment of Subscription Rights
Upon the allocation of the subscription rights, those who are allotted the subscription rights shall enter into the "Share Option Agreement" which sets forth the following terms which are deemed reasonable by the Board of Directors for the purpose of the issuance of the subscription rights.

(1) A party who is allotted the subscription rights may exercise the subscription rights also when he/she is no longer the Company's director or employee. In the event that a party who is allotted the subscription rights passes away, his/her heir may exercise the Share Option. In both of these cases, the subscription rights shall be exercised in accordance with the Stock Option Agreement.

(2) The parties who are allotted the subscription rights may not assign or pledge to any third party, or otherwise dispose of the subscription rights.

(3) The Share Option Agreement shall set forth other restrictions on the exercise of the subscription rights.

Note: For additional specific information, please refer to the official Japanese language version of this release. This non-official English translation is provided as a courtesy only.

Unofficial English Version: For Reference Use Only.

NOTICE May 14, 2002

Listed Stock Name:	Eisai Co., Ltd.
President & CEO:	Mr. Haruo Naito
Head Office Location:	4-6-10 Koishikawa, Bunkyo-ku, Tokyo
Securities Code:	4 5 2 3
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Nobuo Deguchi Corporate Officer (Vice President) Public Relations & Legal Affairs Phone 81-3-3817-5190

Notice Concerning Acquisition of the Company's Own Shares in the Market (Based on Japanese Commercial Law 210 Concerning Share Acquisition)

Eisai Co. Ltd. announces that at the Board of Directors' Meeting held on May 14, 2002 a resolution was approved to propose among others to the 90th General Shareholders' Meeting on June 27, 2002 the acquisition of own shares in accordance with Japanese Commercial Law 210. Details of the proposal are noted below.

I. Reason for the Share Acquisition

In response to changes in the external environment and in order to increase the flexibility of capital policy, the Company proposes to acquire its own shares in the market in accordance with Commercial Law 210.

II. Contents of the Acquisition

(1) Share Type Acquisition	Common Stock
(2) Number of Shares to be Acquired	1 million shares (maximum) (3.37% of total issued shares)
(3) Total Value of Shares to be Acquired	¥30 billion (maximum)

(Note)

The above proposal concerning "Acquisition of the Company's Own Shares" is subject to approval at the General Shareholders' Meeting to be held on June 27, 2002.

(Reference)

The Law concerning Company share acquisition has been partially revised (Commercial Law 79 in 2001) namely Article 3 Section 4 has replaced the prior Section 3. At the end of March 2002, the Company acquired 4.591 million shares thereunder.

Note: For additional specific information, please refer to the official Japanese language version of this release. This non-official English translation is provided as a courtesy only.

Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku, Tokyo 112-8088 , Japan
Phone: 03- 3817-5120 Fax: 03- 3811-3077

Eisai is a Human Health Care Corporation striving for innovative solutions in prevention, cure and care for the health and well-being of people worldwide. We combine our talents to understand and meet the needs of patients and their families to enhance the quality of life.

FOR IMMEDIATE RELEASE (TRANSLATION)
May 14, 2002

Eisai Establishes Clinical Research Subsidiary in the United States

Tokyo (May 14, 2002) Eisai Co., Ltd. (President & CEO: Haruo Naito) announced that a new clinical research company will be established in the United States to further accelerate clinical development. Previously, clinical development functions in the U.S. were part of Eisai Inc.(President: William Sheldon) The new company will be called Eisai Medical Research Inc.

Eisai focuses on meeting global unmet medical needs and to rapidly discover and develop pharmaceutical products. In order to strengthen Eisai's clinical research organizational structure, this new operation will be established.

<U.S. Clinical Research Subsidiary Outline>

1. Name: Eisai Medical Research Inc.
2. Capital: $1 million
3. President: Mindell Seidlin (Currently Vice President, R&D, Eisai Inc.)
4. Location: Teaneck, New Jersey
5. Est. Date: June 3, 2002 (planned)
6. Structure: Non-public

Eisai Co., Ltd. is a research-based human health care company which discovers, develops and markets products in more than 30 countries. Through a global network of research facilities, manufacturing sites and marketing subsidiaries, Eisai actively participates in all aspects of the worldwide health care system. The Company reported sales of over $3.2 billion in 2001 with approximately 13 percent of sales spent for research and development.